June 26, 2020

VIA EDGAR TRANSMISSION

Jeffrey Gabor, Staff Attorney

Christine Westbrook, Staff Attorney

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

Washington, D.C. 20549

RE:	Sonnet BioTherapeutics Holdings, Inc.
Registration Statement on Form S-3
Filed April 22, 2020
File No. 333-237795
________________________________

Dear Ms. Westbrook and Mr. Gabor:

I am writing on behalf of Sonnet BioTherapeutics Holdings, Inc. (formerly Chanticleer Holdings, Inc.) (the “Company”), in response to (i) the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission (the “SEC”), dated May 19, 2020 and (ii) the letter from the Staff dated June 5, 2020 (collectively, the “Comment Letter”), both relating to the above-referenced Registration Statement on Form S-3, which is amended by Amendment No. 1 to the Registration Statement on Form S-3 filed with the SEC on June 26, 2020 (the “Registration Statement”). For the convenience of the Staff, the text of each comment is reprinted in bold and is followed by the Company’s response.

Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Registration Statement on Form S-3

Prospectus Summary, page 4

1. We note your belief that your FHAB technology, based on an in vivo study in a mouse, significantly improved efficacy versus interleukin. We further note your disclosure on page 185 that presents your conclusion that “SON-1010 [is] more effective at reducing tumor volume and extending survivability than standalone IL-12 WT.” Additionally, we note similar statements regarding your FHAB technology and other product candidates throughout the registration statement. Given that it is within the sole authority of the FDA or similar foreign regulator to determine the efficacy of a drug and that efficacy is determined by reference to the indication being treated, these statements are not appropriate. Please delete these statements. You may replace these statement and other similar statements with descriptions of the preclinical or clinical trials and the resulting data without drawing conclusions with respect to efficacy.

Response: We have reviewed the Staff’s comment, and have made changes accordingly to the Prospectus Summary section of the Registration Statement, beginning on page 4.

June 26, 2020 Page 2

Incorporation of Certain Information by Reference

Form 8-K Dated April 1 Filed April 3, 2020, page 21

2. Please explain to us where the Form 8-K dated April 1 and filed April 3, 2020 is included in the incorporation of certain information by reference section on page 21.

Response: We have reviewed the Staff’s comment and note that the second bullet point on page 34 of the Registration Statement includes reference to the Form 8-K filed on April 3, 2020 (the “Original 8-K”), which is now amended by Amendment No. 1 to Form 8-K filed on June 26, 2020 (the “Form 8-K/A”) and incorporated by reference into the Registration Statement.

3. We reference the financial statements of Relief Therapeutics SA included in Exhibit 99.4 and note that the audit report of Mazars SA does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. However, Note 3 indicates that the financial statements were prepared in accordance with IFRS as issued by the IASB. Please have your auditors revise their audit report to opine on financial statements prepared in accordance with IFRS as issued by the IASB. Refer to Item 17(c) of Form 20-F.

Response: In response to the Staff’s comment, the Company’s auditors have revised their audit report to opine on financial statements prepared in accordance with IFRS as issued by the IASB, and such revised audit report is included in exhibit 99.1 to the Form 8-K/A.

4. We reference Note 11 on page 14 of the audited financial statements of Relief Therapeutics SA included in Exhibit 99.4. Please explain to us the basis in accounting literature for the income recognition of the loan forgiven by the sole shareholder.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that IFRS 9 – Financial Instruments, chapter 3.3 “Derecognition of financial liabilities”, paragraph 3.3.3 provides the following guidance “The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss.” This guidance provides support for the accounting treatment of the income recognition of the loan forgiven by the shareholder.

June 26, 2020 Page 3

5. It is unclear to us why you have included the pro forma information in both Exhibits 99.5 and 99.6. Please explain to us the difference between the pro forma information in each of these exhibits and the reason pro forma information was included in separate exhibits.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that pro forma information within Exhibit 99.5 and 99.6 is differentiated by the change in the registrant’s fiscal year end following the closing of the Merger. The pro forma financial information in Exhibit 99.6 reflects the closing of the Merger and concurrent private placement using the December 31 fiscal year end for the registrant. The pro forma information included in Exhibit 99.5 reflects the change in the registrant’s fiscal year end to September 30 and presents the material acquisition of Relief Therapeutics, in accordance with Article 11 of Regulation S-X, which includes the combined balance sheets as of March 31, 2020 and the combined statements of operations for the six months ended March 31, 2020 and for the year ended September 30, 2019.

6. Please refer to Exhibit 99.6. We note that pro forma adjustment (3)B represents the fair value of in-process research and development with no alternative future use acquired from Relief Therapeutics. However, on your pro forma balance sheet this amount is combined with the effects of a pre-closing private placement transaction. In order to clarify the effect of the Relief acquisition, please revise your presentation to separately quantify and disclose all material pro forma adjustments. In addition, disclose the purchase price allocation for the acquisition of Relief Therapeutics and discuss how the fair values were determined that resulted in the in-process research and development. Refer to the requirements Rule 11-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the pro forma adjustments to separate the fair value of in-process research and development from the effects of the pre-closing private placement transaction within the amended Exhibit 99.6 (the “Amended Exhibit 99.6”), filed as Exhibit 99.2 in the Form 8-K/A.

7. Please refer to Exhibit 99.6. We note that your pro forma adjustment to cash in note (3)E includes a $6 million payment of payoff amount. Please revise your disclosure to describe the nature and terms of the payoff and your basis for including this amount as a pro forma adjustment.

Response: In response to the Staff’s comment, the Company has revised the pro forma adjustments to describe the nature and terms of the payoff and our basis for including this amount as a pro forma adjustment within the Amended Exhibit 99.6. The adjustment is now note 3(G).

8. Please refer to Exhibit 99.6. We note the pro forma weighted average shares outstanding of 2,204,932 disclosed in note (3)N does not agree to the weighted average common shares outstanding of 2,275,661 disclosed on the face of the pro forma statement of operations. Please advise or revise your disclosure accordingly. As a related matter, explain to us how your calculated the 5,351,662 historical reverse-split affected weighted average shares outstanding in pro forma adjustment (3)O.

Response: In response to the Staff’s comment, the Company has revised the weighted average shares outstanding on the face of the pro forma statement of operations so that it matches note 3(N), now note 3(P), in the Amended Exhibit 99.6.

The 5,351,662 noted in 3(O), now note 3(Q) was calculated by taking the weighted average shares outstanding and multiplying it by the exchange ratio of 2.770877 disclosed in note 3(Q). Note 3(Q) has been revised to provide more clarity around the calculation.

June 26, 2020 Page 4

9. We note that you have incorporated by reference your Registration Statement on Form S-4 (File No. 333-235301) filed on November 27, 2019 and refer to your FHAB disclosure starting on page 179. Please revise to balance the presentation of this disclosure, as applicable, to discuss the challenges or uncertainties you face with respect to the development or commercialization of your proprietary FHAB technology.

Response: We have reviewed the Staff’s comment, and have made changes accordingly to the Prospectus Summary beginning on page 4. In addition, we respectfully advise that the extensive Risk Factors also incorporated by reference in the Registration Statement include significant discussion of the challenges and uncertainties that the Company faces.

10. We note that you have incorporated by reference your Registration Statement on Form S-4 (File No. 333-235301) filed on November 27, 2019 and refer to your pipeline table on page 180. Please include a column for each of Phase 2 and Phase 3.

Response: We have reviewed the Staff’s comment, and have made changes accordingly to the pipeline table on page 8 of the Registration Statement.

11. We note that you have incorporated by reference your Registration Statement on Form S-4 (File No. 333-235301) filed on November 27, 2019 and refer to your pipeline table on page 180. Please revise your pipeline table to indicate that SON-080 and SON-081 are the same product candidate with different indications. To the extent that you have not commenced clinical trials for Diabetic Peripheral Neuropathy, please revise the chart to indicate your reliance on the clinical results of SON-080 as representative of the development status of SON-081.

Response: We have reviewed the Staff’s comment, and have made changes accordingly to the pipeline table on page 8 of the Registration Statement.

12. We note that you have incorporated by reference your Registration Statement on Form S-4 (File No. 333-235301) filed on November 27, 2019 and refer to your pipeline table on page 180. Please either identify the “undisclosed” and “early stage cancer” indications or remove them from the pipeline table. The table is intended to provide information about your product candidates in development that are material to your company. Unless an indication and a compound have been identified, the product is too preliminary for inclusion in the table.

Response: We have reviewed the Staff’s comment, and have made changes accordingly to the pipeline table on page 8 of the Registration Statement.

June 26, 2020 Page 5

13. We note that you have incorporated by reference your Registration Statement on Form S-4 (File No. 333-235301) filed on November 27, 2019 and refer to your discussion of the completed Phase I studies in 214 cancer patients on page 181. To the extent a drugrelated serious adverse event has occurred, or an event the investigator could not determine was unrelated to treatment, please clearly disclose the event and the number of affected patients.

Response: We have reviewed the Staff’s comment, and have made changes accordingly to the Prospectus Summary, particularly on page 10.

General

14. It appears you are not eligible to conduct. this offering on Form S-3 because you do not meet the conditions outlined in General Instruction I.A.6 of Form S-3. In this regard, we note that Sonnet BioTherapeutics, Inc. was deemed to be the accounting acquirer for financial reporting purposes in your business combination and the financial statements of Sonnet BioTherapeutics, Inc. have not been included in materials required to be filed pursuant to Section 13, 14 and 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3. Please refile this offering on Form S-1. When you refile, please also consider your eligibility to incorporate by reference. See General Instruction VII of Form S-1.

Response: Based on conversations with the Staff regarding the Staff’s comment and our letter dated May 26, 2020, we have determined that continued use of Form S-3 is appropriate for the registration of the shares covered by the Registration Statement for resale by the selling stockholders named therein.

15. We note that you are registering 29,487,330 shares of common stock for resale by the selling stockholders, including approximately 24 million shares pursuant to the reset provisions of the Series A warrants and Series B warrants. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In discussing the circumstances under which the investors received the shares, address in your response the investors’ acquisition of the additional 24 million shares.

Response: Based on conversations with the Staff regarding the Staff’s comment and our letter dated May 26, 2020, we have reduced the number of shares of common stock to be registered by the Registration Statement from 29,487,330 to an aggregate of 5,547,792 shares, which shares are currently underlying the Series A Warrants and Series B Warrants and have not included any shares covered by the reset provisions contained in the Series B Warrants.

Should the Staff have additional questions or comments regarding the foregoing, please contact me at 973-597-6394.

Very truly yours,

By:	/s/ Steven M. Skolnick, Esq.
Steven M. Skolnick, Esq.

cc:	Pankaj Mohan, Chief Executive Officer, Sonnet BioTherapeutics Holdings, Inc.